Issuer Free Writing Prospectus
Filed Pursuant to Rule 433
Registration No. 333-186788
July 9, 2013

REALTY INCOME CORPORATION

PRICING TERM SHEET

4.650% Notes due 2023

This free writing prospectus relates only to the securities described below and should be read together with Realty Income Corporation’s preliminary prospectus supplement dated July 9, 2013 (the “Preliminary Prospectus Supplement”), the accompanying prospectus dated February 22, 2013 and the documents incorporated and deemed to be incorporated by reference therein.

Issuer:	Realty Income Corporation (the “Company”)

Trade Date:	July 9, 2013

Expected Settlement Date:	July 16, 2013 (T+5)

Anticipated Ratings(1):	Baa1 by Moody’s Investors Service, Inc. (stable outlook)
BBB+ by Standard & Poor’s Ratings Services (stable outlook)
BBB+ by Fitch Ratings (stable outlook)

Net Proceeds:	Approximately $743.4 million after deducting the underwriting discount but before deducting other estimated expenses payable by Realty Income Corporation

Use of Proceeds:

To repay all of the borrowings outstanding under the Company’s acquisition credit facility and for other general corporate purposes and working capital, which may include acquisitions. On July 5, 2013, the Company had approximately $667 million of outstanding borrowings under its $1.0 billion acquisition credit facility and anticipates that approximately $714 million of borrowings will be outstanding under such facility on the closing date of this offering. Borrowings under the acquisition credit facility are generally used to acquire properties. For additional information, see “Use of Proceeds” in the Preliminary Prospectus Supplement.

Security:	4.650% Notes due 2023

Principal Amount:	$750,000,000

Maturity Date:	August 1, 2023

Interest Rate:	4.650% per annum, accruing from July 16, 2013

Interest Payment Dates:	February 1 and August 1, commencing February 1, 2014

Price to Public:	99.775%, plus accrued interest, if any

(1)         Note:  A securities rating is not a recommendation to buy, sell or hold securities and is subject to revision or withdrawal at any time.

Spread to Benchmark Treasury:	+205 basis points

Benchmark Treasury:	1.75% due May 15, 2023

Benchmark Treasury Yield:	2.628%

Reoffer Yield:	4.678%

Optional Redemption:

Prior to May 1, 2023, make-whole call at Treasury Rate (as defined in the Preliminary Prospectus Supplement) +30 basis points. On and after May 1, 2023, 100% of principal amount. See the Preliminary Prospectus Supplement for the definition of “Treasury Rate” and for further terms and provisions applicable to optional redemption.

CUSIP/ISIN:	756109 AP9 / US756109AP99

Pro Forma Ratios of Earnings from Continuing Operations to Fixed Charges and Combined Fixed Charges and Preferred Stock Dividends:

Assuming that the issuance of the notes and the application of a portion of the estimated net proceeds therefrom to repay $714 million of borrowings outstanding under the Company’s $1.0 billion acquisition credit facility had occurred as of January 1, 2012, the Company’s pro forma consolidated ratios of earnings from continuing operations to fixed charges would have been 1.5x and 1.8x and the Company’s consolidated pro forma ratios of earnings from continuing operations to combined fixed charges and preferred stock dividends would have been 1.3x and 1.4x for the three months ended March 31, 2013 and the year ended December 31, 2012, respectively.  For information on how these ratios are calculated and definitions of “earnings from continuing operations” and “fixed charges,” see “Ratios of Earnings from Continuing Operations to Fixed Charges and Combined Fixed Charges and Preferred Stock Dividends” in the Preliminary Prospectus Supplement.  The foregoing pro forma ratios reflect various estimates and assumptions and are subject to other uncertainties and therefore do not purport to reflect what the Company’s actual  ratios would have been had the issuance of the notes and the application of a portion of the estimated net proceeds therefrom as aforesaid occurred as of January 1, 2012 nor do they purport to reflect such ratios for any future period.  In addition, such ratios do not give pro forma effect to any other debt that the Company incurred or repaid, or to any acquisitions or dispositions of assets or businesses that the Company made (including the acquisition of American Realty Capital Trust, Inc. that the Company completed on January 22, 2013 as described in the Preliminary Prospectus Supplement under “Prospectus Supplement Summary—Recent Developments—Recent Acquisitions”), during the applicable periods, nor do such ratios give effect to the application of the remainder of the net proceeds from the issuance of the notes.  The foregoing information supersedes and replaces the information set forth in footnote (1) to the table appearing under the caption “Ratios of Earnings from Continuing Operations to Fixed Charges and Combined Fixed Charges and Preferred Stock Dividends” in the Preliminary Prospectus Supplement.

Underwriters

Joint Book-Running Managers:	Citigroup Global Markets Inc.
Merrill Lynch, Pierce, Fenner & Smith
Incorporated
BNY Mellon Capital Markets, LLC
J.P. Morgan Securities LLC
RBC Capital Markets, LLC
Regions Securities LLC
U.S. Bancorp Investments, Inc.
Wells Fargo Securities, LLC

Lead Manager:	Morgan Stanley & Co. LLC

Senior Co-Managers:	BB&T Capital Markets, a division of BB&T Securities, LLC
BBVA Securities Inc.
Mitsubishi UFJ Securities (USA), Inc.
Moelis & Company LLC
PNC Capital Markets LLC

Co-Managers:	Capital One Securities, Inc.
Comerica Securities, Inc.
Raymond James & Associates, Inc.
SMBC Nikko Securities America, Inc.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and the related prospectus supplement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and related prospectus supplement if you request it by contacting Citigroup Global Markets Inc. by telephone (toll free) at 1-877-858-5407, Merrill Lynch, Pierce, Fenner & Smith Incorporated by telephone (toll free) at 1-800-294-1322 or by email at dg.prospectus_requests@baml.com, RBC Capital Markets, LLC by telephone (toll free) at 1-866-375-6829 or by email at usdebtcapitalmarkets@rbccm.com, U.S. Bancorp Investments, Inc. by telephone (toll free) at 1-877-558-2607, or Wells Fargo Securities, LLC by telephone (toll free) at 1-800-326-5897 or by email at cmclientsupport@wellsfargo.com.